Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10634

SUPPLEMENT DATED SEPTEMBER 13, 2017

TO OFFERING CIRCULAR DATED FEBRUARY 1, 2017

Keen Home Inc.

Our Offering Circular dated February 1, 2017 should be read in conjunction with the following two additional sentences.

The third paragraph in the “Plan of Distribution” in the Offering Circular should be amended to include the underlined sentence:

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS. IN ADDITION, INVESTORS LOCATED OUTSIDE OF THE UNITED STATES SHALL BE RESPONSIBLE FOR ANY APPLICABLE SHIPPING COSTS AND/OR AIRFARE ASSOCIATED WITH THE RECEIPT OF ANY GIVEN REWARD.

The third paragraph in the “Plan of Distribution – Other Terms” in the Offering Circular should be amended to include the underlined sentence:

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, SI Securities, LLC may engage selling agents in connection with the Offering to assist with the placement of securities. SI Securities, LLC has engaged Crowdcube Capital Limited, as selected dealer to offer shares of Series A Preferred Stock solely to investors outside of the United States and within its approved jurisdictions.